DEVCON INTERNATIONAL CORP.

595 South Federal Highway, Suite 500

Boca Raton, Florida 33432

April 4, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Craig Slivka

Re:	Devcon International Corp. Registration Statement on Form S-3 File No. 333-138164 Filed October 23, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Devcon International Corp. (the “Company”) hereby applies for the withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto (File No. 333-138164) (the “Registration Statement”), effective immediately. Such withdrawal is requested, as the Company is uncertain of the basis for determining that the transaction is appropriately characterized as an offering to be made by or on behalf of persons other than the registrant, consistent with Rule 415(a)(1)(i). As a result, the Company determined that it should withdraw the Registration Statement.

No sales of any of the Company’s securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should the staff of the Commission have further questions regarding this application, please contact our counsel, Robert L. Grossman, Esq. or Jaret L. Davis, Esq., of Greenberg Traurig, P.A. at (305) 579-0500.

Very truly yours, DEVCON INTERNATIONAL CORP.

By:	/s/ Robert Farenhem
Robert Farenhem Chief Financial Officer